Filed Pursuant to Rule 433

Registration No. 333-224523

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$1,500,000,000

0.523% FIXED/FLOATING RATE SENIOR NOTES, DUE JUNE 2024

FINAL TERM SHEET

Dated June 7, 2021

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A- (S&P)/AA- (Fitch)

Title of the Series:	0.523% Fixed/Floating Rate Senior Notes, due June 2024 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	$1,500,000,000

Issue Price:	100%

Selling Agents’ Commission:	0.20%

Net Proceeds to Issuer:	$1,497,000,000

Trade Date:	June 7, 2021

Settlement Date:	June 14, 2021 (T+5)

Maturity Date:	June 14, 2024

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Rate Coupon:	0.523% payable semi-annually in arrears from, and including, the Settlement Date to, but excluding, June 14, 2023 (the “Fixed Rate Period”).

Floating Rate Coupon:	Base Rate plus 41 basis points, payable quarterly in arrears from, and including, June 14, 2023 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:

Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the specific formula and other provisions set forth in the Base Rates Supplement No. 1 dated April 15, 2020 (the “Base Rates Supplement”).

For more information on the determination of the Base Rate, see “Terms and Provisions Applicable to USD LIBOR Notes, Term SOFR Notes and Compounded SOFR Notes—Compounded SOFR Notes” in the Base Rates Supplement.

Compounded SOFR Convention:	Payment Delay Convention

Interest Periods:

During the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date.

During the Floating Rate Period, each quarterly period from, and including, an Interest Period Demarcation Date (or, in the case of the first Interest Period during the Floating Rate Period, June 14, 2023) to, but excluding, the next Interest Period Demarcation Date (or, in the case of the final Interest Period, the Maturity Date or, if the Notes are redeemed, the redemption date).

Interest Period Demarcation Dates:	The 14th of each March, June, September, and December, commencing September 14, 2023 and ending on the Maturity Date or, if the Issuer elects to redeem the Notes prior to the Maturity Date, ending on the redemption date.

Interest Payment Dates:

During the Fixed Rate Period, June 14 and December 14 of each year, beginning December 14, 2021 and ending June 14, 2023.

During the Floating Rate Period, the second Business Day following each Interest Period Demarcation Date; provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date or, if the Notes are redeemed, the redemption date.

Rate Cut-Off Date:

The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable.

For purposes of calculating Compounded SOFR with respect to the final interest period, the level of SOFR for each U.S. Government Securities Business Day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	During the Fixed Rate Period, New York/Charlotte During the Floating Rate Period, New York/Charlotte and U.S. Government Securities Business Day

Business Day Convention:	During the Fixed Rate Period, Following Unadjusted Business Day Convention During the Floating Rate Period, Modified Following Business Day Convention (Adjusted)

Treasury Benchmark:	2 year U.S. Treasury, due May 31, 2023

Treasury Yield:	0.153%

Treasury Benchmark Price:	99-30 1⁄4

Spread to Treasury Benchmark:	37 bps

Reoffer Yield:	0.523%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

Co-Managers:

Apto Partners, LLC

C.L. King & Associates, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Great Pacific Securities

Tribal Capital Markets, LLC

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Commonwealth Bank of Australia

Danske Markets Inc.

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

nabSecurities, LLC

NatWest Markets Securities Inc.

Nykredit Bank A/S

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

Truist Securities, Inc.

UBS Securities LLC

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

CUSIP:	06051GJY6

ISIN:	US06051GJY61

Concurrent Offering:	$3,000,000,000 2.087% Fixed/Floating Rate Senior Notes, due June 2029

Optional Redemption:

The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on June 14, 2023, or (b) in whole at any time or in part from time to time, on or after May 14, 2024 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after December 14, 2021 (or, if additional Notes are issued after June 14, 2021, beginning six months after the issue date of such additional Notes), and prior to June 14, 2023, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii)  as determined by the quotation agent described below, the sum of the present values of (a) the principal amount of the Notes to be redeemed, as if paid on June 14, 2023 and (b) the scheduled payments of interest on the Notes to be redeemed, that would have been payable from the redemption date to June 14, 2023, in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points, minus interest (on the Notes to be redeemed) accrued to, but excluding, the redemption date,

plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release appearing on the website of the Board of Governors of the Federal Reserve System or in another recognized electronic source, in each case, as determined by the quotation agent in its sole discretion, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after June 14, 2023, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on June 14, 2023, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on June 14, 2023.

“comparable treasury price” means, with respect to any redemption date, (1) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, provided that the quotation agent obtains five reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means BofA Securities, Inc., or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) BofA Securities, Inc., or its successor, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because BofA Securities, Inc. is, and any successor to BofA Securities, Inc. will be, an affiliate of the Issuer, the economic interests of BofA Securities, Inc. or its successor may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Base Rates Supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including additional information about SOFR as well as risks relating to SOFR. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Base Rates Supplement, the prospectus supplement, and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@bofa.com.